TRIBAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tribal Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Broadway, 3rd Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Kirschenblatt — 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Mele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tribal Capital Markets, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA J. KAMAL
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50071276
My Commission Expires 11/2/2022

Alan W. Mele
Signature

MANAGING PARTNER
Title

JKamal
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIBAL CAPITAL MARKETS, LLC

DECEMBER 31, 2017

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Tribal Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tribal Capital Markets, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
February 28, 2018

1

TRIBAL CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	234,365
Securities owned, at fair value		19,787,178
Due from clearing broker		69,315
Deposit with clearing broker		839,789
Secured demand note receivable		7,000,000
Accounts receivable		82,131
Prepaid expenses		147,700
Fixed assets, net of accumulated depreciation of $280,043		176,574
Other assets		75,702
Total assets	$	28,412,754

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Securities sold short, at fair value	$	721,380
Due to clearing broker		15,971,251
Accounts payable and accrued expenses		344,085
Payable to related parties		73,394
Subordinated loan payable		7,000,000
Total liabilities		24,110,110
Members' equity		4,302,644
Total liabilities and members' equity	$	28,412,754

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Tribal Capital Markets, LLC (the "Company"), is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. The Company operates out of its main office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by Pershing, LLC on a fully-disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Securities owned and securities sold short
Securities owned and securities sold short are carried at fair value, pursuant to the fair value measurements (see Note 3). Interest income is recognized as income when earned. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

Fixed assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

Revenue recognition
The Company recognizes commissions as earned on a trade-date basis.

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The firm will adopt this ASU in January 2018 using a modified retrospective approach. The firm does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2017 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income taxes
The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2014, 2015 and 2016 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Cash and cash equivalents
Cash represents cash and cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of 3 months or less. Cash equivalents are carried at cost plus accrued interest which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements other than for investment purposes. Cash and cash equivalents are held at major financial institutions.

3. VALUATION OF SECURITIES

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's securities are Level 1 and Level 2, and are summarized as follows:

Description	Level 1	Level 2	Total
Investments			
Equities	$ 1,843,280	$ -	1,843,280
Future contracts	25,836	-	25,836
Option contracts	8,985	-	8,985
Government Sponsored Enterprises	-	5,359,867	5,359,867
Corporate Bonds	$ -	12,549,210	$ 12,549,210
Total Investments	$ 1,878,101	$ 17,909,077	$ 19,787,178
Securities sold short			
Corporate Bonds	$ -	$ 721,380	$ 721,380
Total Securities sold short	$ -	$ 721,380	$ 721,380

Valuation techniques

Futures contracts
Futures contracts are marked-to-market daily and valued at closing market prices on valuation date. A daily variation margin (the gain or loss) between the daily value of the contracts and the value on the previous day is recorded and settled in cash with the broker the following morning. At December 31, 2017, Futures contracts held by the Company are considered Level 1.

Derivative instruments (put and call options)
Options are valued at the last sales prices on the valuation date if the last sales price is between the closing bid and asked prices. Otherwise, options are valued at the closing bid price. These securities will be categorized in level 2 of the fair value hierarchy if valued at other than closing price. At December 31, 2017, Option contracts held by the Company are considered Level 1.

3. VALUATION OF SECURITIES *(continued)*

Valuation techniques (continued)

Corporate bonds
The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. Usually corporate bonds are categorized as Level 2 of the fair value hierarchy.

Government
Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as level 2. At December 31, 2017, Government Sponsored Securities held by the Company are considered Level 2.

4. FIXED ASSETS

Fixed assets, net at December 31, 2017, are summarized as follows:

Furniture and fixtures	$ 90,073
Technology equipment	294,387
	384,460
Less accumulated depreciation	$ (207,886)
	$176,574

5. SUBORDINATED LOANS PAYABLE

In September 2015, the Company entered into a renewable, collateralized subordinated loan agreement with The Morongo Band of Mission Indians in the amount of $ 7 million dollars which bears an interest rate of 2% per annum. The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

6. COMMITMENTS

In July 2016, The Company entered into a new lease agreement for office space at 42 Broadway, NY, NY 10004 expiring September 2020

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 - NY Office:	
2018	222,631
2019	228,197
2020	175,062
	$ 625,890

In June 2017, The Company entered into a new lease agreement for office space at 900 N. Federal Highway, Boca Raton, FL 33432 expiring August 2018

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 - FL Office:	
2018	$ 15,424

In June 2017, The Company entered into a new lease agreement for office space at 475 Springfield Avenue, Summit, NJ 07901 expiring August 2021

Future aggregate annual minimum rental payments due under the lease are as follows:

Year Ending December 31 - NJ Office:	
2018	49,000
2019	52,000
2020	55,000
2021	38,000
	$ 194,000

7. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

8. CONCENTRATIONS

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2017, the Company had net capital, as defined, of $9,860,936, which exceeded the required minimum net capital of $100,000 by $9,760,936. Aggregate indebtedness at December 31, 2017 totaled $417,479. The Company's percentage of aggregate indebtedness to net capital was 4.23%.

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2017 and determined that there are no material events that would require disclosures in the Company's financial statements.